UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM SD
SPECIALIZED DISCLOSURE REPORT

Markel Group Inc.

(Exact name of the registrant as specified in its charter)

	Virginia	001-15811

	(State or other jurisdiction of incorporation)	(Commission file number)

4521 Highwoods Parkway, Glen Allen, Virginia, 23060-6148

(Address of principle executive offices) (Zip code)

Andrew G. Crowley, President, Markel Ventures
(804) 747-0136

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _______.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
As required by the Conflict Minerals Rule, a Conflict Minerals Report is provided as an Exhibit to this Form SD and is available at the following Internet website: https://ir.mklgroup.com/investor-relations/governance/governance-documents/default.aspx. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this report or the Conflict Minerals Report.
Item 1.02 Exhibit
The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.
Section 3 - Exhibits
Item 3.01 Exhibits
Exhibit 1.01 - Conflict Minerals Report for the calendar year ended December 31, 2022

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Markel Group Inc.
(Registrant)

By: /s/ Andrew G. Crowley	May 31, 2023
Name: Andrew G. Crowley Title: President, Markel Ventures